

March 23, 2010

Mr. James E. Murphy
Chief Financial Officer
United Refining Company
15 Bradley Street
Warren, Pennsylvania 16365-3299

> **Re:** **United Refining Company**
> **Form 10-K for the Fiscal Year Ended August 31, 2009**
> **Filed November 30, 2009**
> **Form 10-Q for the Fiscal Quarter Ended November 30, 2009**
> **Filed January 14, 2010**
> **Response Letter Dated March 3, 2010**
> **File No. 001-06198**

Dear Mr. Murphy:

We have reviewed your filings and response letter and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended August 31, 2009

Consolidated Statements of Operations, page 34

1. We note your response to prior comment 2 clarifying that you have omitted various costs of sales from your gross profit measures. If you continue to present gross profit in future filings, please ensure that you include DD&A of refinery property, plant and equipment in your gross profit measures, for all periods presented, in your income statements, MD&A and segment disclosures, and anywhere else in your filings that gross profit measures are shown.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Lily Dang at (202) 551-3867 or Kim Calder at (202) 551-3701 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief